City Holding Company Electronic EDGAR Proof

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Form Type: 8-K

Reporting Period / Event Date: 03/27/08

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C., 20549

FORM 8-K

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of Earliest Event Reported)
March 27, 2008



CITY HOLDING COMPANY
(Exact Name of Registrant as Specified in its Charter)

Commission File Number: 0-17733

West Virginia	**55-0619957**
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification No.)

25 Gatewater Road, Cross Lanes, WV 25313
(Address of Principal Executive Offices, Including Zip Code)

304-769-1100
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐ Soliciting material pursuant to Rule 14a-12(b) under the Exchange Act (17 CFR 240.14a-12(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17CFR240.13e-4(c))

Section 1 – Registrant's Business and Operations

Item 1.01   **Entry into a Material Definitive Agreement**

On March 27, 2008, City Holding Company (the "Registrant") completed a trust preferred securities financing in the amount of $16.0 million. See Item 2.03 below. In connection with the financing, the Registrant entered into an Indenture, a Guarantee Agreement, and an Amended and Restated Trust Agreement.

Section 2 – Financial Information

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant**

On March 27, 2008, the Registrant completed the private placement of $16.0 million Trust Preferred Securities through its subsidiary, City Holding Capital Trust III, a Delaware statutory trust (the "Trust"). The Trust issued and sold $16.0 million of Capital Securities (the "Capital Securities") in a private placement and issued $495,000 of Trust common securities (the "Common Securities") to the Registrant. The Trust used the proceeds of these issuances to purchase $16,495,000 of the Registrant's Junior Subordinated Debt Securities due 2038 (the "Debentures"). The Debentures and the Capital Securities will bear interest at a rate of three-month LIBOR Rate plus 3.50%, reset quarterly. Distributions on the Debentures and the Capital Securities are cumulative and will be payable quarterly. Interest payments are due in March, June, September, and December. The Debentures are the sole assets of the Trust and are subordinate to the Registrant's senior obligations. Concurrently with the issuance of the Debentures and the Capital Securities, the Registrant issued a guarantee related to the Capital Securities for the benefit of the holders.

The Debentures mature in 30 years and are redeemable by the Registrant after five years. In the event the financing is not eligible for treatment as Tier I capital, and, subject to prior approval by the Federal Reserve Board, if then required, the Debentures may be redeemed sooner than in five years. Interest on the Debentures may be deferred at any time or from time to time for a period not exceeding 20 consecutive quarterly payments (five years), provided there is no event of default and the deferral does not extend beyond June 15, 2038.

The proceeds of the capital securities were used to fund the redemption on March 31, 2008 of all the Registrant's outstanding 9.15% trust preferred securities in the amount of $16.0 million.

Signatures

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: <u>April 2, 2008</u>   **City Holding Company**

By: /s/ David L. Bumgarner
    David L. Bumgarner
    Chief Financial Officer